EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”),

To:	The Tel Aviv Stock Exchange
The Israeli Securities Authority

Publication of Tender for "Fourth Generation" Frequencies - Pelephone Communications Ltd.

Further to the Company's immediate reports of April 30, 2014 and May 18, 2014, regarding the activity of the subsidiary, Pelephone Communications Ltd. ("Pelephone") for the establishment and operation of a "fourth generation" radio network (LTE), on July 2, 2014, the Company was notified by Pelephone that the Ministry of Communications had published a tender for the allocation of fourth generation frequencies.

Cellular operators in possession of infrastructure, virtual operators and entities that are not existing cellular operators may participate in the tender, all subject to the threshold terms of the tender.

The tender will allocate a total of eight bands in the range of 1800 MGHZ, each 5 MGHZ in width (40 MGHZ in total), and the minimum price for each 5 MGHZ wide band is NIS 10 million.

The tender includes a limitation on broadband allocation in consideration of the existing 1800 MGHZ frequencies of each operator.

The tender includes, inter alia, instructions regarding the coverage and quality requirements of the fourth generation network, as part of the modification of the licenses.

Pelephone is studying the tender and neither Pelephone and/nor the Company is able, at the present stage, to evaluate its implications. Pelephone intends to participate in the tender.

The above information constitutes a translation of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.